August 14, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Craig Wilson, Sr. Asst. Chief Accountant
Mail Stop 4561

Re:	FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 8-K Filed February 5, 2009
(file no. 000-23970)
June 2, 2009 Additional Oral Comments

Mr. Wilson:

Set forth below are the responses of FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) to oral comments received from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on or about June 24, 2009. As requested, we are providing additional details and supplemental information as necessary, to explain the nature of our disclosures relating to (i) the Company’s correspondence filed on June 5, 2009 in response to comments received from the Staff of the Commission on June 2, 2009 regarding the above referenced 2008 Annual Report on Form 10-K, filed with the Commission on March 12, 2009, and (ii) the above referenced Current Report on Form 8-K filed with the Commission on February 5, 2009. This letter is being filed in response to each of the comments set forth in your letter.

 For your convenience of reference, each response is preceded by the Staff’s oral comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Major Customers, page 12

In response to the oral comments received from the Staff we are providing additional information to supplement our response to comment 1 of the Commission’s letter dated June 2, 2009:

Response:

The Company respectfully refers the Staff to the responses previously supplied by the Company. In addition, the Company believes that it is not substantially dependent on the EMC Corporation (“EMC”) and Sun Microsystems (“Sun”) agreements because the Company expects that any decline in revenue from sales to EMC and Sun would be offset by increased revenue from other customers. The Company has pursued a strategy of establishing the credibility of its products by licensing them to Original Equipment Manufacturers.  Once the value of the products in the market is established, more non-OEM customers become interested in purchasing or reselling the products, which increases revenue from these sales channels. For 2008 compared with 2007, our revenue from OEMs declined as a percentage of all revenue, whereas the combined revenue from resellers, distributors and direct end users increased during the same period. Additionally, in the first quarter of 2009, revenues from EMC declined on a year over year basis and combined revenues from resellers, distributors and direct end users increased. Were revenues from EMC or Sun to decline, the Company believes that they would be replaced, substantially, by revenues from resellers, distributors and/or direct end users.

Securities and Exchange Commission	6/5/2009

Finally, in future periodic filings, commencing with Q3 2009 (September 30, 2009), the Company will discuss the following items with respect to its Master License Agreement ("MLA") with EMC, in both the (i) Management's Discussion and Analysis of Financial Condition and Results of Operations, and (ii) Risk Factors, if applicable:

1. The percentage of revenue derived during the period(s) from EMC in comparison with the same period in prior year(s).

2. The expected percentage of revenue annualized from EMC as compared with the same period(s) in prior year(s).

3. The percentage of revenue derived from non-OEM customers compared with the OEM customers, for all periods presented.

4. The following points regarding the MLA in effect with EMC:

a. Purchase requirements;

b. Duration of the MLA as of the latest reporting period; and

c. The expiration date of the MLA and/or any early termination provisions.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber
Chief Financial Officer
FalconStor Software, Inc.